Exhibit 99.1

Telesat adds military Ka-band to Telesat Lightspeed to meet strong global demand for defence and sovereignty requirements

Telesat Lightspeed will significantly increase and improve the global military Ka-band satellite capability available to allied defence users

OTTAWA, CANADA – March 17, 2026 – Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced it is adding 500 MHz of military Ka-band (Mil-Ka) spectrum to the initial 156 satellites in the Telesat Lightspeed constellation to meet the fast-growing global requirements of allied defence users. Mil-Ka is immediately adjacent to the commercial Ka-band spectrum used by Telesat Lightspeed, which allows the change to be made without adversely impacting schedule and with only a modest impact on program cost. The 500 MHz of Mil-Ka will replace the same amount of commercial Ka-band spectrum on the network’s user link, with the gateway link being unaffected by the spectrum change.

Governments have long relied on geostationary (GEO) Mil-Ka systems to meet their most mission critical satellite communications requirements. More recently, and as a result of evolving operational requirements, advances in technology, and a significant increase in defence spending by NATO members and other allied governments, military planners are advancing satellite communications programs that leverage the advantages of distributed, resilient, high throughput, low-latency LEO networks. Telesat Lightspeed was designed from inception to meet the security and resiliency requirements of defence organizations, and the addition of interoperable Mil-Ka connectivity further enhances its ability to support rapidly expanding defence and sovereignty requirements.

“We’re seeing very significant global demand for a Mil-Ka LEO satellite capability as governments respond to recent geopolitical developments and recognize the clear operational advantages offered by advanced LEO constellations,” stated Dan Goldberg, Telesat’s President and CEO. “The addition of Mil-Ka to Telesat Lightspeed will result in a substantial increase to the current global supply of Mil-Ka capacity. Moreover, by integrating it with the already highly advanced Telesat Lightspeed network, the Telesat Mil-Ka capability is expected to have meaningfully superior performance characteristics relative to the Mil-Ka platforms that allied governments have historically relied upon. This is an important development and one that underscores Telesat’s decades-long commitment to support the mission critical requirements of allied defence users.”

Military satcom architectures require interoperability across national networks, enabling coalition partners to integrate capabilities, share mission-critical connectivity, and maintain assured communications under joint operational command. With persistent global coverage - including over the Arctic - Telesat Lightspeed Mil-Ka services add a powerful, dedicated layer of interoperable capacity through a secure, flexible, and highly robust data transport layer.

The first two Telesat Lightspeed production satellites will be launched in December 2026, followed by a high cadence launch schedule throughout 2027.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contact:

W2 Communications for Telesat

telesat@w2comm.com

Telesat Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ and “forward looking information” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expected,” or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, provide forward looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and news releases or oral statements made with the approval of an authorized executive officer of Telesat. All statements made in this news release are made only as of the date set forth at the beginning of this news release. Telesat undertakes no obligation to update the statements made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and this forward looking information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of known and unknown risks, uncertainties assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed, forecasted or implied in the forward-looking statements and forward looking information.

Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and refinance our GEO debt, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all; the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2025 that was filed on March 17, 2026 with the SEC and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR+’s website at www.sedarplus.ca.